KH 2-14

SEC Mail Processing Section
RECEIVED
FEB 01 2011
Wash, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo (City) Ohio (State) 43617-1112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350 (Address) Toledo (City) Ohio (State) 43623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015566

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/14

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
KATHLEEN A. RESSLER
Notary Public
In and for
the State of Ohio
My Commission Expires
January 4, 2012

Signature
Dock D. Treece
President
Title

Kathleen A Ressler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of ~~Financial Condition~~ Cash Flows.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2010

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Treece Financial Services Corporation

We have audited the accompanying statement of financial condition of the Treece Financial Services Corporation (the "Company") as of December 31, 2010, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 21, 2011

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2010

Assets	
Current assets:	
Cash	$ 37,916
Investments	141,604
Federal income taxes refundable	15,000
Notes receivable - affiliated entity	35,000
Accounts receivable:	
Commissions	10,146
Interest - affiliated entity	900
	11,046
Deferred federal income taxes	4,254
Total current assets and total assets	$ 244,820
Liabilities and Shareholders' Equity	
Current liabilities:	
Commissions payable	$ 29,107
State taxes payable	150
Total current liabilities	29,257
Shareholders' equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	205,563
Total shareholders' equity	215,563
Total liabilities and shareholders' equity	$ 244,820

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Operations

Year Ended December 31, 2010

Revenues:	
Commissions	$ 195,374
Interest and dividends	3,150
Net realized and unrealized gains on investments	22,145
	220,669
Expenses:	
Commissions	116,161
Administrative fees	77,317
Professional services	39,415
Investment management fees	3,035
Regulatory fees	2,674
	238,602
Loss before income taxes	(17,933)
Provision (credit) for income taxes:	
Federal:	
Current	(10,896)
Deferred	(1,781)
	(12,677)
Net loss	$ (5,256)

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2010

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2009	$ 10,000	$ 210,819	$ 220,819
Net loss		(5,256)	(5,256)
Balance at December 31, 2010	$ 10,000	$ 205,563	$ 215,563

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (5,256)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Net realized and unrealized gains on investments	(22,145)
Deferred federal income taxes	(1,781)
Changes in assets and liabilities:	
Federal income taxes refundable	(7,854)
Commissions receivable	(9,007)
Commissions payable	28,364
Income taxes payable	-
Net cash used in operating activities	(17,679)
Cash flows from investing activities:	
Proceeds from the sale of investments	178,283
Proceeds from notes receivable	35,000
Purchase of investments	(145,249)
Advances under notes receivable	(35,000)
Net cash provided by investing activities	33,034
Increase in cash	15,355
Cash at beginning of year	22,561
Cash at end of year	$ 37,916

See accompanying notes to financial statements.

Treece Financial Services Corp.

Notes to Financial Statements

December 31, 2010

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

All of the Company's revenues are primarily related to transactions involving mutual funds from one mutual fund company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis. Unrealized gains and losses on marketable securities accounted for as trading investments are reflected in the statement of operations.

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis. Certain fees received from mutual funds are recognized when received.

Income Taxes

In 2009, the Company adopted the provisions of ASC 740, *Income Taxes*. ASC 740 clarifies how tax benefits for uncertain tax positions are to be recognized, measured, and reported in financial statements and requires certain disclosures of uncertain tax matters. The Company's policy is to record any interest and penalties as a component of income tax expense. The Company is subject to federal, state, and local tax audits and is no longer subject to examination for any years prior to 2006. The Company did not have any income tax audits during the year ended December 31, 2010.

1. Summary of Significant Accounting Policies - continued

Fair Value Information

The Company adopted the required portion of ASC 820, *Fair Value Investments and Disclosures*, relating to financial assets and liabilities. ASC 820 establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. ASC 820 establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs reflecting management's assumptions and are significant to the measure of fair value

The Company has certain assets or liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. The asset's or liability's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value:

- Money market funds: Valued at the net asset value of the units held by the Company.

- Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded at year end.

The following table sets forth by level, within the fair value hierarchy, the Company's assets valued at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 113,580			$ 113,580
Money market funds	28,024			28,024
	$ 141,604	$ -	$ -	$ 141,604

1. Summary of Significant Accounting Policies - continued

Subsequent Events

The Company has adopted ASC 855, *Subsequent* Events, and has evaluated subsequent events through January 21, 2011, the date the financial statements are available to be issued.

2. Investments

Investments at December 31, 2010 are as follows:

	Cost	Market Value	Unrealized Gains
Mutual funds	$ 100,959	$ 113,580	$ 12,621
Money Market funds	28,024	28,024	-
	$ 128,983	$ 141,604	$ 12,621

Gross unrealized gains at December 31, 2010 were $12,621.

3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred federal income tax assets (liabilities) at December 31, 2010 related to the following:

Unrealized gains on investments	$ (1,575)
Capital loss carryforwards	1,575
Accrued liabilities	4,254
Deferred tax assets (liabilities)	$ 4,254

At December 31, 2010, the Company had capital loss carryforwards of approximately $10,500 which will expire through year 2014. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Any tax reserves for uncertain tax positions are recorded in accordance with ASC 740.

4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $35,000 at December 31, 2010 including interest at 9% and are due in 2010. Interest income on these notes of $3,150 was recognized in 2010. Interest receivable under these notes was $900 at December 31, 2010.

4. Related Parties - continued

The Company paid investment management fees of $3,035 to a company affiliated through common ownership. The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed at an amount agreed to by both parties for personnel, facility and office expenses. Administrative fees of $77,317 were incurred in 2010.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2010 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $142,811 and an aggregate indebtedness ratio of .20 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2010

(See Independent Auditors' Report)

Net capital:	
Total shareholders' equity	$ 215,563
Deductions of nonallowable assets and other items:	
Federal income taxes refundable	15,000
Notes receivable	35,900
Deferred federal income taxes	4,254
Haircut on mutual fund	17,598
	72,752
Net capital	$ 142,811
Aggregate indebtedness	$ 29,257
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 137,811
Ratio - aggregate indebtedness to net capital	0.2 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2010 agrees to the net capital of $142,811 reported above.

Treece Financial Services Corp.

Computation For Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2010

(See Independent Auditors' Report)

Treece Financial Services Corp. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

Board of Directors
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 and complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Treece Financial Services Corp.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the Securities Exchange Commission, FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mira + Kolena, Ltd.

Toledo, Ohio
January 21, 2011